October 1, 2018

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Sergio Chinos, Staff Attorney Jenn Do, Staff Accountant Al Pavot, Staff Accountant

Re:	Upwork Inc. Amendment No. 1 to Registration Statement on Form S-1 filed on September 21, 2018 File No. 333-227207

Ladies and Gentlemen:

In this letter, we are responding on behalf of Upwork Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 28, 2018 (the “Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-227207) filed by the Company with the Commission on September 21, 2018 (“Amendment No. 1”). We are also concurrently transmitting herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been updated to increase the price range for the Company’s initial public offering (the “Offering”) to $12.00 to $14.00 per share (the “Updated Price Range”), reflect the sale of shares of the Company’s Common Stock (“Common Stock”) in the Offering by an additional selling stockholder, respond to the Staff’s comment and update certain other disclosures. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 2 in paper format marked to show changes from Amendment No. 1 as filed. The numbered paragraph below corresponds to the numbered comment in the Letter and the Staff’s comment is presented in bold italics.

Form S-1/A Filed September 21, 2018

Risk Factors, page 15

Failure to comply with anti-corruption, anti-money laundering and sanctions laws,..., page 30

1.

Your website states that businesses and individuals in countries including Iran are not permitted to register for accounts or utilize your platform. We located postings on your website by individuals seeking sales channel partners for Iran, seeking someone to translate e-mails and

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 1, 2018

calls with clients in Iran, and seeking to recruit students from Iran to study abroad in Europe. We also located a posting by an employer looking for people living in Sudan to place test orders. Iran and Sudan are designated by the U.S. Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form S-1 does not provide disclosure about Iran and Sudan.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Sudan, including with their governments, whether through subsidiaries, users, clients, partners, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts with those countries, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Iran and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company advises the Staff that it is aware of both the U.S. economic sanctions and the export controls applicable to activities relating to Iran and Sudan, as well as other embargoed jurisdictions. The Company conducts its business in a way that is designed to ensure compliance with applicable sanctions and export controls. As discussed in the risk factor on page 30 of Amendment No. 1, the Company maintains policies and has implemented procedures designed to ensure that its services are not used in countries or regions or by individuals or entities designated pursuant to such sanctions.

With respect to Sudan, the Company wishes to note that the United States does not currently maintain sanctions on Sudan. Pursuant to Executive Order 13761 issued on January 13, 2017, the U.S. Government lifted sanctions pending positive actions to be taken by the Sudanese Government by July 12, 2017 and the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) issued a general license permitting U.S. persons to engage in transactions that were previously prohibited by the Sudanese Sanctions Regulations. See 82 Fed Reg. 4794 (January 17, 2017) and 31 C.F.R. §538.540. Pursuant to Executive Order 13804 issued on July 11, 2017, the July 12, 2017 date was extended until October 12, 2017, after which sanctions on Sudan were lifted and the Sudanese Sanctions Regulations have since been removed from the Code of Federal Regulations. See 83 Fed. Reg. 30539 (June 29, 2018). Accordingly, the Company is permitted to offer its services to individuals in Sudan as long as they are not designated on U.S. sanctions lists.

With respect to other countries or regions subject to U.S. sanctions, including Iran, the Company respectfully notes that the mere reference, on a platform such as the Company’s, of the word “Iran”, or any other word referencing a country or region sanctioned by OFAC, does not in and of itself implicate the sanctions program applicable to that country or region. All country and region-based sanctions programs administered by OFAC exempt from the sanctions exports and imports of information and informational material pursuant to the so-called Berman Amendment to the International Emergency Economic Powers Act. See 50 U.S.C. §1702(b)(3) and 31 C.F.R. §560.510(c) which implements this statutory provision with respect to Iran. A posting by an individual on the Company’s platform (or any other online platform) is simply information. What is prohibited is the export of services by a U.S. person to a country or region subject to sanctions (see, e.g., 31 C.F.R. §560.205) or the facilitation by a U.S. person of prohibited transactions by a foreign person (see, e.g., 31 C.F.R. §560.208). As has been stated, to ensure that its services are not used within Iran (or any other country or region subject to sanctions), nor by individuals who are on U.S. sanctions lists regardless of location, the Company has implemented policies, procedures and sophisticated technology, including internet protocol address-blocking logic designed to prevent users

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 1, 2018

from accessing its services within Iran, and other OFAC-sanctioned countries, and screens client and freelancer names against applicable U.S. sanctions lists. Thus, even if an individual post referencing Iran were to result in an inquiry concerning the possible provision of services to Iran, the individual making the post and responding to the post would have already been screened and, if located in Iran (or other OFAC-sanctioned regions) would be prohibited from registering to use the services offered on the Company’s platform. In addition, as a further measure, the Company’s payment service providers ensure that payors and recipients of funds are not located in a sanctioned country or region or designated on a sanctions list. The Company has reviewed the job postings which it believes the Staff has referenced in the Letter and has no reason to believe that the clients who submitted the job posts, nor the freelancers whom the clients sought to engage to perform the work, were located in Iran, or listed on the U.S. sanctions lists. Accordingly, in response to the Staff’s comment, the Company has updated its disclosure on page 30 of Amendment No. 2 to indicate that its systems have not shown any provision of services to persons within Iran.

The Company notes it has no knowledge of any past, current, or anticipated contacts with Iran or, during the applicable sanction period, Sudan, including with their governments, whether through subsidiaries, users, clients, partners, affiliates, or other direct or indirect arrangements. The Company has no information that the job postings which it believes the Staff has referenced in the Letter were posted by or performed by individuals within Iran. Accordingly, to its knowledge, the Company confirms that it has not had any revenues, assets, liabilities, nor conducted any operations, associated with Iran (or Sudan during the period when sanctions were in effect) for the last three fiscal years and the subsequent interim period. As a result, the Company does not believe that the activities noted in the Letter will have a material impact on investor sentiment. However, in response to the Staff’s comment, the Company has updated its disclosure on page 31 of Amendment No. 2 to note that investor sentiment may be negatively impacted if there were any perceived or actual breach of compliance by the Company with respect to applicable laws, rules, and regulations relating to anti-corruption, anti-money laundering, and sanctions and that any perceived or actual breach of compliance may adversely affect the Company’s business, operating results and financial condition and cause the price of the Common Stock to decline.

Updated Price Range

In addition to the Company’s response to the Staff’s comment in the Letter, the Company advises the Staff that, as a result of the Updated Price Range, it has determined to apply a straight-line calculation for the stock options granted on July 1, 2018 and August 19, 2018 to the final Offering price instead of the preliminary price range noted in the Company’s letter to the Staff dated September 12, 2018 (the “September 2018 Letter”). The Company continues to believe that its determination of the fair value of the Company’s Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants as described in the September 2018 Letter.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 1, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, either Gordon Davidson at (650) 335-7237 or Ran Ben-Tzur at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer
Brian Levey, Chief Business Affairs and Legal Officer
Upwork Inc.

Gordon K. Davidson

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.